SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 000-21553

METROPOLITAN BANK AND TRUST 401(k) PLAN

(Full title of the plan)

METROPOLITAN BANK AND TRUST 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Metropolitan Bank and Trust 401(k) Plan

Highland Hills, Ohio

We have audited the accompanying statements of net assets available for benefits of the Metropolitan Bank and Trust 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

April 30, 2004

METROPOLITAN BANK AND TRUST 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Investments (Note 4)	$298,903	$4,236,153
Receivables
Pending settlements of investment sales (Note 8)	3,508,670	—
Cash	35,198	30

Total assets	3,842,771	4,236,183
LIABILITIES
Transfer payable (Note 8)	3,842,771	—

NET ASSETS AVAILABLE FOR BENEFITS	$—	$4,236,183

See accompanying notes to financial statements.

METROPOLITAN BANK AND TRUST 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$846,844
Interest and dividends	66,526

913,370
Contributions
Employer	201,158
Participant	572,141

773,299

Total additions	1,686,669

Deductions from net assets attributed to:
Administrative expenses	45,206
Benefits paid to participants	2,034,875

Total deductions	2,080,081

Net decrease prior to transfer	(393,412)

Transfer due to plan merger (Note 8)	(3,842,771)

Net decrease	(4,236,183)

Net assets available for benefits
Beginning of year	4,236,183

End of year	$—

See accompanying notes to financial statements.

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Metropolitan Bank and Trust 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Metropolitan Bank and Trust Company (the Bank). On April 30, 2003, the Bank was acquired by Sky Financial Group, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees who have completed one month of service and are at least 21 years old are entitled to defer a portion of their salary to the Plan.

Contributions: Participants may make salary deferral contributions at their discretion of up to 20% of annual compensation. The Plan allows catch-up contributions to employees who are age 50 and older. Matching contributions are made by the employer on behalf of participants with at least one year of service who made elective compensation deferrals, at the rate of 50% of the first 6% of the participant’s compensation deferred under the Plan. In addition to the employer matching contribution as described above, the Board of Directors of the Bank can provide for an additional contribution on a discretionary basis. The additional contribution is allocated based on annual compensation. To be eligible to receive the additional contribution, an employee must work 1,000 hours and be employed on the last day of the plan year.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, the Bank’s matching contribution and an allocation of the amount of a) the Bank’s discretionary contribution b) plan earnings, and c) forfeitures of terminated participants’ nonvested accounts. Forfeitures are allocated based on the ratio of a particular employee’s compensation to the total compensation of all employees participating in the plan. Plan earnings are allocated based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death, or Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability regardless of years of service.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service. Effective April 30, 2003, the Plan was amended to 100% vest the accounts of participants who were employed on or after April 30, 2003.

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1 percent, which is commensurate with local prevailing rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation: The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of registered investment companies. The Plan’s investment in the common/collective investment fund is valued based upon the Plan’s proportional share of the common/collective fund’s underlying assets. Loans to Plan participants and the investment in a money market fund are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates for investment valuation.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, Sky Financial Group, Inc. common stock, fixed income securities, money market funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 3 – RIGHTS UPON TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Sky Financial Group, Inc. merged the Plan into Sky Financial Group, Inc. Profit Sharing and 401(k) Plan on December 31, 2003.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2002.

	Shares	Fair Value
Shares of registered investment companies
Calvert Income Fund	18,751	$306,771
Oppenheimer Capital Appreciation Fund	9,595	286,974
Royce Low Priced Stock Fund	24,812	241,918
Strong Opportunity Fund	7,989	229,283
Van Kampen Equity Income Fund	39,080	258,713
Van Kampen Growth and Income Fund	32,920	470,426
Charles Schwab Stable Value Fund	73,652	1,047,064
Metropolitan Financial Corp. Common Stock	75,964	367,666

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $846,844 as follows:

Net Appreciation
Collective investment trust	$37,264
Registered investment companies	718,246
Common stock	91,334

$846,844

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 5 - TAX STATUS

Effective January 1, 2002, the Plan was restated for recent law changes. The Plan Sponsor adopted the restated version of a Non-Standardized Prototype Plan Document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees for the administration and audit of the Plan were paid by the Bank. Fees paid by the Plan to Charles Schwab Trust Company, Plan custodian and Invesmart, Inc., Plan recordkeeper totaled $16,331 and $28,875, respectively, for the year ended December 31, 2003.

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2003	2002
Sky Financial Corporation Common Stock, 9,874 shares	$256,132	$—
Metropolitan Financial Corp. Common Stock, 75,964 shares	—	367,666
Charles Schwab Stable Value Fund, 0 and 73,652 shares, respectively	—	1,047,064
Schwab Retirement Money Fund, 0 and 1,213 shares, respectively	—	1,213

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $29,854 at December 31, 2003 and 2002, respectively.

NOTE 8 – PLAN MERGER

Effective December 31, 2003, Sky Financial Group, Inc. merged the Plan into the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan. The actual transfer of assets was not completed until January 2004. Since a legal obligation existed to transfer the assets as of December 31, 2003, a payable was recorded for the amount of the transfer.

(Continued)

NOTE 8 – PLAN MERGER (Continued)

As a result of the Plan merger, on December 31, 2003, the Plan sold $3,508,670 of investments. These sales did not settle until January 2004 and are reflected as a receivable on the December 31, 2003 statement of net assets available for benefits.

NOTE 9 – COMPLIANCE TESTING

The Plan did not satisfy either the ADP or ACP test for the year ended December 31, 2003. Due to these test failures, approximately $24,590 had to be returned to plan participants. These distributions were made from the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan in 2004.

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total assets per the financial statements to the Form 5500:

December 31, 2003
Total assets per the financial statements	$3,842,771
Less: Investments transferred to Sky Financial Group, Inc. ProfitSharing and 401(k) Plan in January 2004	(298,903)
Less: Cash transferred to Sky Financial Group, Inc. Profit Sharing and 401(k) Plan in January 2004	(35,198)
Less: Pending settlement of investments sales	(3,508,670)

Total assets per the Form 5500	$—

The following is a reconciliation of total liabilities per the financial statements to the Form 5500:

December 31, 2003
Total liabilities per the financial statements	$(3,842,771)
Plus: Assets transferred to Sky Financial Group, Inc. Profit Sharing and 401(k) Plan in January 2004	3,842,771

Total liabilities per the Form 5500	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

METROPOLITAN BANK AND TRUST 401(k) PLAN

Date: June 28, 2004	By:	/s/ Michael Couturier
Michael Couturier
Vice President and
Director of Employee Benefits
Sky Financial Group, Inc.